November 8, 2007


EDWARD M. KELLY
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-7010

RE: Bosco Flooring, Inc.
    Registration Statement on Form SB-2
    Filed July 12, 2007
    File No. 333-144509

Dear Mr. Edward M. Kelly:

This letter shall serve as the request of Bosco Flooring Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Monday, November 12, 2007, 9:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * Should the Commission or the staff acting by delegated authority declares the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

     * The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Bosco from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

     * Bosco may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,


/s/ Alexander Dannikov
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Alexander Dannikov, President